ZenaTech to Use Quantum Computing for Wildfire Tracking in the Western US; Part of Third LOI for Land Survey Company Acquisition

(Toronto, Ontario, December 17, 2024) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Quantum Computing, Drone as a Service (DaaS), and enterprise SaaS solutions, announces today that it has signed an LOI (Letter of Intent) to acquire a third land survey engineering company. The acquired company, located in the Western region of the US, will use drones for land surveys and to survey large tracks of land for wildfires and fire management applications on Native American reservations. In addition, quantum computing will be added to AI drone capabilities to accommodate large-size datasets. This third acquisition will form the base of ZenaTech’s drone operations in the Western US region, providing local access to the ZenaDrone 1000 and the IQ series of drones, along with the previously announced LOIs for anchor acquisitions in the Southeast and Southern regions of the US.

“Signing an LOI to acquire a third land survey company is another step towards our vision for a national DaaS business, bringing AI drone speed and precision to innovate legacy business applications across verticals. Having received multiple requests from Native American groups, we look forward to applying advanced technologies like AI and Quantum Computing to practical and sought-after use cases such as fire management,” said CEO Shaun Passley, Ph.D.

ZenaTech has an existing joint venture partnership with a Native American company to manufacture and sell drones for use by Native American Nations across the US for use in applications like land survey, search and rescue, cargo delivery and fire management. The ZenaTech team has met with many Native American leaders interested in using ZenaDrone 1000 to scan massive tracts of land, over 300 square miles, for fire management applications that are of particular interest to those located in the Western area of the US. The level of datasets required for these expansive areas and applications can only be accomplished using Quantum Computing technology.

ZenaTech previously announced the launch of the Sky Traffic project which will utilize its AI drones, Quantum Computing, and specialized teams to develop and test advanced traffic management and weather forecasting applications using large datasets and Amazon Web Services computing devices and platforms.

Quantum computing is a type of computation that leverages the principles of quantum mechanics to process information at speeds and efficiencies far beyond traditional classical computers, enabling complex problem-solving and simulations.

AI drones can survey and collect massive amounts of real-time data on weather, fire conditions, and terrain, which can then be processed using quantum computing to create highly accurate predictive models. The synergy of AI drones with Quantum Computing can result in more efficient fire detection, response and prevention, minimizing the impact of wildfires on lives, property, and the environment. Drones are already useful in surveillance, detection, and firefighting, while quantum computing, although still emerging, can enhance predictive capabilities, resource optimization, and modeling of complex fire behavior.

ZenaTech’s Drone as a Service or DaaS, is a convenient and flexible pay-as-you-go model enabling business users to benefit from the efficiencies of using drones for applications like surveillance and inspection, crop management, or land surveying, without having to buy the hardware and software, or acquire the pilot certifications and regulatory approvals needed to implement.

In land survey applications, remotely piloted and autonomous drones with an array of sensors and cameras, LiDAR (Light Detection and Ranging), and GPS systems, capture and analyze high-resolution pictures and aerial data across expansive terrains in a matter of hours instead of the typical weeks or months required using traditional surveying tripod-mounted instruments and methodologies. Accurate land surveys are required for legal purposes and are essential for the planning and building of roads and commercial, residential and other government building projects.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drone, Quantum Computing, Drone as a Service (DaaS), and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The company operates through seven global offices in North America, Europe, Taiwan and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, quantum computing and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.